SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH. D.C.
200

11019101

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67036

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOLD BROTHERS EXECUTION SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 6TH AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. VALLONE (201) 499-8735
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE, SUITE B20 BETHLEHEM, PA 18020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. VALLONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOLD BROTHERS EXECUTION SERVICES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARKADIY GOLYANOV
Notary Public State of New Jersey
No. 2384213
Qualified in Middlesex County
Commission Expires April 3, 2014

Signature

CHIEF FINANCIAL OFFICER
Title

2/22/2011
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLD BROTHERS EXECUTION SERVICES, LLC

Contents

MOREY & COMPANY, LLC
Accountants and Advisors

INDEPENDENT AUDITOR REPORT

To the Members
Hold Brothers Execution Services, LLC:

We have audited the accompanying statement of financial condition of Hold Brothers Execution Services, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hold Brothers Execution Services, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Morey & Company, LLC

Morey & Company, LLC
Bethlehem, PA 18020
February 17, 2011

2751 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
PO Box 6874 • Bridgewater, NJ 08807 • Phone: 908-393-0549
www.moreycpa.com

HOLD BROTHERS EXECUTION SERVICES, LLC

Statement of Financial Condition
December 31, 2010

ASSETS		
Cash and cash equivalents	$ 59,561	
Receivable from broker-dealers and clearing organizations	2,234	
Deposits with clearing organizations and others	910,000	
Receivable from related party	10,477	
TOTAL ASSETS		$ 982,272
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 121,422	
TOTAL LIABILITIES		121,422
MEMBERS' EQUITY	860,850	
		860,850
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 982,272

See notes to financial statements

HOLD BROTHERS EXECUTION SERVICES, LLC

Notes to Financial Statements
December 31, 2010

NOTE A – ORGANIZATION

Nature of business

Hold Brothers Execution Services, LLC (the "Company") was organized in 2005 in the State of Delaware as a limited liability company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange (the "NYSE").

The Company's business consists of routing customer and proprietary equity securities orders for execution on the New York Stock Exchange for the benefit of Hold Brothers On-Line Investment Services, LLC, a related company.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents include cash and money market accounts.

Securities transactions:

Securities transactions and the related revenues and expenses are recorded in the financial statements on a trade date basis.

Income taxes:

A limited liability company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or loss of the Company is includible in the income tax returns of its members. Therefore, no provision for income tax has been provided.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of management's review:

Management has evaluated events through February 17, 2011, the date on which the financial statements were available to be issued.

NOTE C – RELATED PARTY TRANSACTIONS

The Company has a trade execution agreement with Hold Brothers On-Line Investment Services, LLC, a related company. Receivable from related party represents $10,477 due from Hold Brothers On-Line Investment Services, LLC.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital of $849,214, which was $749,214 in excess of its required net capital of $100,000. The Company ratio of aggregate indebtedness to net capital was 0.14 to 1.

Capital withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE E – CREDIT AND MARKET RISK

At December 31, 2010, cash and cash equivalents were held on deposit at diversified U.S. financial institutions.

NOTE F – COMMITMENTS AND CONTINGENCIES

The Company is involved in a proceeding by its self-regulatory organization. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

Hold Brothers
Execution Services, LLC
Statement of Financial Condition
December 31, 2010

MOREY & COMPANY, LLC
Accountants and Advisors